

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 24, 2024

James C. Flores
Chief Executive Officer
Flame Acquisition Corp.
700 Milam Street, Suite 3300
Houston, TX 77002

> **Re: Flame Acquisition Corp.**
> **Amendment No. 7 to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 16, 2024**
> **File No. 001-40111**

Dear James C. Flores:

We have reviewed your filing and have the following comments.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments.

Amendment No. 7 on Schedule 14A filed January 16, 2024

Beneficial Ownership of Securities, page 315

1. Please revise to disclose the persons who hold voting and/or dispositive power over the shares held by Hartree Partners, LP, Metamorphic Pecan, LLC, Pilgrim Global ICAV and Fayez S. Sarofim Management Trust.

   We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   For questions regarding comments on engineering matters, you may contact John Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Jenifer Gallagher, Staff Accountant, at (202) 551- 3706 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Kevin Dougherty, Attorney-Adviser, at (202) 551-3271 with any other questions.

                                            Sincerely,

                                            Division of Corporation Finance
                                            Office of Energy & Transportation

cc: Ryan Maierson